

Mail Stop: 3561

September 15, 2015

<u>Via E-Mail</u>
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division Street
Carson City, NV 89703

    Re: **Indie Growers Association**
            Form 10-K for the Fiscal Year Ended March 31, 2015
            Filed July 15, 2015
            Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2015
            Filed August 20, 2015
            File No. 000-54091

Dear Mr. Coleridge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2015</u>
<u>General</u>

1.   We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. We note the similar deficiency in your Form 10-Q for the fiscal quarter ended June 30, 2015. Please amend the filings to provide the Interactive Data, or tell us why the Interactive Data was not required to be submitted.

<u>Item 1. Business</u>

2.   Please provide a more detailed discussion of your proposed business as required by Item 101(h)(4) of Regulation S-K. Similarly revise to discuss in greater detail the 40 acres leased by River Ridge that you plan to sublease to cannabis producers as required by Item

102 of Regulation S-K. Please file the lease agreement and sublease agreements as exhibits.

3.   Please add a more detailed discussion of the governmental regulations that could impact your business and the risks to your business related to the industry. In addition, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Lastly, discuss the possible law enforcement consequences under federal and state laws.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

4.   Please revise to discuss the material terms of the convertible notes payable, as reflected in the financial statements and file as exhibits.

Item 10. Control and Procedures

Management's Report on Internal Control Over Financial Reporting

5.   On May 14, 2013, Committee of Sponsoring Organizations ("COSO") issued its updated Internal Control – Integrated Framework (the "Updated Framework"). We note your Management´s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

Item 12. Security Ownership of Certain Beneficial Owners

6.   Please revise the beneficial ownership table to reflect the shares issuable upon conversion of the convertible debt. We note the disclosure in footnote 11 that the conversion would result in the issuance of an additional 443,757,000 shares of common stock. However, we are unable to locate any beneficial ownership of these shares reflected in the table. Please revise or advise.

<u>Signatures</u>

7.   Please revise to include the signatures of your principal executive officer, principal accounting officer or controller and your director. Refer to General Instruction D(2)(a) for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551- 3357 if you have any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining